

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 5, 2013

<u>Via E-mail</u>
Mr. Brian J. Magstadt
Chief Financial Officer
Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, California 94588

> **RE: Simpson Manufacturing Co., Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 8, 2013**
> **File No. 1-13429**

Dear Mr. Magstadt:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results…., page 27</u>

<u>General</u>

1. We note that in your earnings call for the fourth quarter of 2012 you provide (i) specific information about the gross margins you expect to achieve in 2013, (ii) a prediction that the 2013 market for the European segment will remain challenged, and (iii) that you expect the R&D expense levels to remain at the current level, which level represents an increase of 38% to $35.9 million from $25.9 million compared to 2011. With a view towards future disclosure, please tell us what consideration you gave to including a similar discussion and analysis of such known material trends, demands, commitments, events and uncertainties in

your filing to help investors ascertain the likelihood that past performance is indicative of future performance. See Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3. of SEC Release No. 33-8350.

Definitive Proxy Statement on Schedule 14A filed on March 8, 2013

Executive Officer Cash Profit Sharing Plan, page 20

2. In the first paragraph of page 22 you disclose that the compensation committee "bases individual percentages of participation [in the Executive Officer Cash Profit Sharing Plan] on job function" and that the committee has discretion to increase, reduce or eliminate any awards under the plan. With a view towards future disclosure, supplementally please provide us with the participating percentage assigned to each named executive officer for fiscal year 2012, and discuss whether the committee exercised any discretion with respect to any plan awards.

Equity-Based Compensation Awards, page 26

3. Refer to the first paragraph of your disclosure on page 29. Please tell us and in future filings disclose, how the committee determined the size of the restricted stock awards issued in connection with the achievement of 2012 operating profit goals and strategic goals, as applicable, and why this element of compensation was appropriate in light of the factors considered.

Summary Compensation Table, page 32

4. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. In this regard, we note that, Ms. Colonias' base salary for 2012 increased approximately 24% compared to 2011, while the base salary for the other named executive officers either moderately increased or decreased for the same period. In addition, the 2012 profit sharing award for Ms. Colonias increased approximately 87% as compared to Mr. Kingsfather's award which increased approximately 40% while the profit sharing for other named decreased as compared to the prior year. Please tell us and in future filings disclose the factors considered by the compensation committee in increasing Ms. Colonia's 2012 salary. In addition, if policies or decisions relating to a named executive officer are materially different from the other officers, in future filings please ensure to discuss them on an individualized basis.

Grants of Plan-Based Awards, page 35

5. Please tell us why you have not provided Grants of Plan-Based Awards disclosure with respect to the awards made under the Executive Officer Profit Sharing Plan. Refer to Item

402(d)(2)(iii) of Regulation S-K.   We may have additional comments following the review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant